unaxis

RECEIVED
2006 MAR 22 A 11:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-34643

Rule 12g3-2(b) File No. 82-5190

06011876

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date March 20, 2006
Contact Martina C. Schuler

SUPPL

Unaxis Holding AG
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

i.A. Martina C. Schuler

Carsten Barth
Corporate Communications

PROCESSED
MAR 22 2006
THOMSON
FINANCIAL

Enclosure

- **Unaxis expands service activities of Coating Services (Balzers) business unit through acquisition of coating operations of America's Star Cutter Company**

Unaxis Management AG
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

3/22

Rule 12g3-2(b) File No. 82-5190

Media release

Unaxis expands service activities of Coating Services (Balzers) business unit through acquisition of coating operations of America's Star Cutter Company

Pfäffikon SZ, March 20, 2006 – Within the framework of a cooperation agreement, Balzers will take over the PVD coating operations of Gold Star Coatings, a subsidiary of the industrial tooling group Star Cutter Company. Through the acquisition of Gold Star Coatings, America's number three company in the coating industry, Balzers is expanding further its already leading position in North America. The transaction will be concluded on April 30, 2006. Going forward, Balzers will assume the function of coating partner for the tool re-sharpening service centers operated by Star and SU, sold through Star SU in the US, Canada, and Mexico. In addition, Balzers will also open an in-house coating center in the gear tool manufacturing operation of Star Cutter Company in East Tawas, Michigan.

The existing coating center of Gold Star Coatings in Richmond, Indiana, will be expanded to become a significant regional site for Balzers. The activities of Gold Star's West Branch, Michigan, facility will be integrated into three existing Balzers coating centers in the state of Michigan. Thus, in the future Balzers will have a network of 14 sites in the US and Canada for contract coating, as well as three in-house coating centers located on customer premises. Thomas Limberger, CEO of Unaxis, stated: "This transaction not only strengthens our presence in the North American market, it is also consistent with Balzers' strategy as a full-service provider to expand even further its in-house coating operations at the plants of major customers."

Through its collaboration with Balzers, Star Cutter Company will benefit from having an efficient coating facility as well as access to the most modern coatings that are tailored to its specific requirements. The in-house center will simplify the work processes and reduce logistics costs. Moreover, Star Cutter Company's customers will also benefit from shorter delivery times, optimal quality, and value-added services.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

For further information, please contact:

Unaxis Management AG
Carsten Barth
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

Balzers AG
Yolanda Roggo
Tel. +423 388 50 24
Fax +423 388 54 78
communications@balzers.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

Balzers is the leading global supplier of PVD coatings, which decisively improve the performance and service life of precision components as well as metalworking and plastics processing tools. These proprietary coatings developed by Balzers and marketed under the BALINIT® brand are extremely thin and very hard. They significantly reduce wear and friction. Balzers also develops coating processes, manufactures and markets coating systems and turnkey production lines, and offers contract coating services through its dynamically growing network of currently more than 70 coating centers in Europe, the Americas, and Asia. Balzers operates 15 coating centers in the USA and Canada, two of which are in-house centers located directly on the premises of large customers. Roughly 320 of the company's total workforce of approximately 2,500 individuals are located in the USA and Canada. Balzers is a part of Switzerland's Unaxis Holding AG, a globally leading supplier of production systems, components, and services for high-tech products.